Citigroup Global Markets Inc.
388 Greenwich Street
New York, New York 10013

June 17, 2019

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Attention:	Joshua Shainess
Larry Spirgel

Re:	South Mountain Merger Corp. Registration Statement on Form S-1 (File No. 333-231881)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the several underwriters, hereby joins in the request of South Mountain Merger Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 3:00 p.m., Washington D.C. time, on June 19, 2019, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, approximately 138 copies of the Preliminary Prospectus, dated June 17, 2019, have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

Citigroup Global Markets Inc., As Representative of the Several Underwriters

By:	/s/ Pavan Bellur
Name:	Pavan Bellur
Title:	Director